December 28, 2006

Mail Stop 4561

Mr. Ralph Lyons
Vice Chairman, President and Chief Executive Officer
Central Virginia Bankshares, Inc.
2036 New Dorset Road
P. O. Box 39
Powhatan, Virginia 23139

Re: Central Virginia Bankshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 31, 2006
Forms 10-Q for Fiscal Quarters Ended March 31, 2006,
June 30, 2006, and September 30, 2006
File Number: 000-24002

Dear Mr. Lyons:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, filed March 31, 2006

Notes to the Consolidated Financial Statements

Note 9. Interest Rate Swap Agreement, page F-26

1. We note that you have entered into an interest rate swap designated as a cash flow hedge for your trust preferred securities and have determined this hedging relationship to be highly effective. Please tell us and revise your future filings to disclose the ineffectiveness recognized, if any, in your financial statements as a result of this hedging relationship pursuant to paragraph 45(b)(1) of SFAS 133. If you have applied the shortcut method, please revise your financial statements to remove hedge accounting or alternatively, provide us with your SAB 99 analysis to support your assertion that the loss of hedge accounting would be immaterial.

Form 10-Q for the period ended September 30, 2006

Notes to Consolidated Financial Statements

Note 2. Securities, page 11

2. We note your disclosures regarding the unrealized loss position of greater than 12 months for your bank eligible preferred and equities included within your available-for-sale securities. Please provide us with your comprehensive analysis describing how you determined these securities were not other than temporarily impaired as of September 30, 2006. Refer to SAB Topic 5M and include the following in your response:

    *   the nature and terms of each significant investment;
    *   the duration and the extent to which the market value has been less than cost. Please consider prior unrealized loss positions disclosed in previous Forms 10-Q (i.e. June 30, 2006) in your analysis;
    *   the time period you estimate until the forecasted recovery of fair value up to the cost of the investment and your basis for that estimate; and
    *   a schedule or table listing each individual security that had unrealized losses for 12 months or longer at September 30, 2006, including acquisition cost, carrying value and unrealized losses.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please also revise future filings beginning with your next Form 10-K to incorporate our comments, as applicable. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3490, if you have questions regarding these comments.

Sincerely,

Don Walker
Senior Assistant Chief Accountant